FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2010
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

14th Floor, Daerung Post Tower 2nd
182-13 Guro-Dong Goru-Gu
Seoul, Korea 152-790
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	____	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	____	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	____	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Webzen Inc.

INDEX TO EXHIBITS

Item
1.	Audit Report Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	March 17, 2010	By:	/s/ Chang Keun Kim
			Name:	CHANG KEUN KIM
			Title:	Chief Executive Officer

Item 1.

Audit Report Release

1. External Auditor’s Opinion and Condensed Financial Statements	Current Fiscal Year	Previous Fiscal Year
A. Audit Opinion Group	Unqualified	Unqualified
-included in uncertain group of going concern company	No	No
B. Condensed Financial Statements
- Total Assets	KRW 132,248,479,457	KRW 130,856,042,401
- Total Liabilities	KRW 12,011,519,511	KRW 11,854,329,456
- Capital Stock	KRW 6,487,000,000	KRW 6,487,000,000
- Total Shareholders’ Equity	KRW 120,236,959,946	KRW 119,001,712,945
- Sales	KRW 27,802,307,596	KRW 28,481,064,580
- Operating Income	KRW (1,546,231,108)	KRW (7,046,263,810)
- Profit from continuing operation before corporate income tax	KRW 1,373,022,785	KRW (13,464,277,296)
- Net income	KRW 318,229,538	KRW (14,265,624,646)
※ Impaired capital rate(%)=[(capital- Equity capital)/capital]ⅹ100	-	-
※ (loss from continuing operation before corporate income tax/ equity capital) ⅹ100	-	11.3%
2. Name of External Auditor	Samil PriceWaterhouseCoopers
3. Date Audit Report Received	03/16/2010
4. Subject to filing of consolidated financial statements	No
5. Other references concerning investment decisions	Audit report presented to our company by our independent auditors is subject to the approval from our Annual General Meeting of Shareholders, and may be changed during the process
※ Relevant Disclosure	-

{Loss from continuing operation before corporate income tax/equity capital ⅹ100} (3 Fiscal Year Group)

Classification	Current Fiscal Year 3 Fiscal Year Group	Previous Fiscal Year 3 Fiscal Year Group	Fiscal year before last group
(loss from continuing operation before corporate income tax/equity capital) ⅹ100	-	11.3%	4.9%
loss from continuing operation before corporate income tax	-	KRW (13,464,277,296)	KRW (6,957,392,404)
Equity Capital	KRW 120,236,959,946	KRW 119,001,712,945	KRW 141,002,056,128
Capital Stock	KRW 6,487,000,000	KRW 6,487,000,000	KRW 6,487,000,000